UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha AQ Intarakutibu
(Name of Subject Company)

AQ INTERACTIVE INC.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Marvelous Entertainment Inc.
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Masamichi Someno
Executive Vice President & CFO
Hitachi Solutions Tower B-Bldg.
4-12-6, Higashi-Shinagawa, Shinagawa-ku
Tokyo, 140-0002, Japan
(Telephone: +81-3-5769-7270)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	See Exhibits.

(b)	Not applicable.

Item 2. Informational Legends

Included in the previously submitted document Exhibit 1 and the document attached hereto as Exhibit 2.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X previously filed with the Commission on May 11, 2011.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1	Notice regarding Execution of Merger Agreement among Marvelous Entertainment Inc., AQ INTERACTIVE INC., and Liveware Inc. *
2	Notice of Convocation of the 12th Ordinary Shareholders Meeting
*Previously submitted on Form CB on May 11, 2011.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Nobuyuki Yamakaku
(Signature)

Nobuyuki Yamakaku
Director
Marvelous Entertainment Inc.
(Name and Title)

June 9, 2011
(Date)